SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 18 June 2012

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (the "Bank")
Resolution Passed at the Extraordinary General Court
18 June 2012

The Resolution proposed at the Extraordinary General Court of the Bank held today 18 June 2012 was duly passed.

The result of the voting on the Resolution is as follows:

Resolution:

That the Transaction (as defined in the Circular issued by the Governor and Company of the Bank of Ireland (the "Bank") dated 30 May 2012 (the "Circular")), between the Bank and Irish Bank Resolution Corporation Limited ("IBRC"), being a related party transaction and a class 1 transaction for the purposes of the Listing Rules of the Irish Stock Exchange Limited and the Listing Rules of the UK Listing Authority, be and is hereby approved and any member of the Bank of Ireland Group (the "Group") be and is hereby authorised to perform the obligations of the Group arising under the Agreement and to do all such other acts and execute such other documents arising from the entry into the Transaction.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
1	16,955,424,141	99.98	3,903,034	0.02	42,810,373	16,959,327,175

As the NPRFC, which currently holds 15.13% of the Ordinary Stock of the Bank, is deemed to be a related party of the Bank pursuant to the Listing Rules, it did not vote on the Resolution.

Terms used and not otherwise defined in this announcement have the meaning given to such terms in the circular published on 30 May 2012 (the "Circular").

The "Vote Withheld" option is provided to enable abstention on any particular resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes "For" and "Against" a resolution.

Copies of the Resolution have been forwarded to the Irish Stock Exchange and available for inspection at the following location:

Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.
Tel: + 353 (1) 6174200

and on the following website:

http://www.hemscott.com/nsm.do

18 June 2012

For further information contact:
Helen Nolan, Group Secretary
Tel: + 353 (0) 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 18 June 2012